Exhibit 99.1

News Release

Descartes Acquires Velocity Mail
Expands GLN Solution Footprint for Global Air Cargo Community

WATERLOO, Ontario, June 25, 2018 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired certain assets of Velocity Mail, an electronic transportation network that provides global air carriers with mail and parcel shipment scanning and tracking solutions.

Velocity Mail has been connecting commercial airlines and their logistics partners with government postal authorities around the world for more than 15 years.  Using Velocity Mail’s network, global air carriers leverage mobile devices to accurately track shipments and deliveries in real-time. Velocity Mail automates the entire shipment process from route generation to accounting reconciliation, simplifying operational processes for the air carriers, ground handlers and postal authorities.

“With more than 60% of cross-border ecommerce transactions shipped using postal providers, the growth of ecommerce has fuelled an increase in the market for Velocity Mail’s solutions,” said Ken Wood, EVP of Product Management at Descartes. “Global air carriers need to have access to timely and reliable information about the movement of mail and parcel shipments to operate efficiently and meet postal authority service level agreements.  Velocity Mail’s network operates with similar fundamentals to the Descartes Global Logistics Network (GLN). It helps parties connect and share information, while value-added business applications that are part of the network leverage that information to increase efficiencies and improve decision-making.”

“Global air carriers and their partners are key constituents on our Global Logistics Network,” said Edward J. Ryan, Descartes’ CEO. “By combining Velocity Mail’s solutions with the Descartes Global Air Messaging Gateway, the air carriers will now have one platform to manage the lifecycle of all shipments, both ecommerce focused mail and parcel shipments and larger freight shipments. The combination also strengthens our position in the growing global ecommerce market.”

Velocity Mail is headquartered in Denver, Colorado. Descartes acquired Velocity Mail for $USD 25.5 million in cash, satisfied from Descartes’ existing acquisition line of credit.

About Descartes Systems Group
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Global Media Contact
Mavi Silveira
Tel: +1(800) 419-8495 ext. 202416
msilveira@descartes.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of Velocity Mail and its solution offerings; the potential to provide customers with improved access to manage the lifecycle of all shipments, and other potential benefits derived from the acquisition and Velocity Mail’s solution offerings; strengthening of Descartes’ position in the global ecommerce market; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.